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                             January 8, 2024

       Stephen Jian Zhu
       Chief Executive Officer
       Able View Global Inc.
       Floor 16, Dushi Headquarters Building
       No. 168, Middle Xizang Road
       Shanghai, 200001
       People   s Republic of China

                                                        Re: Able View Global
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed December 22,
2023
                                                            File No. 333-275626

       Dear Stephen Jian Zhu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 14, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1, Filed December 22, 2023

       Summary, page 1

   1. We note your response to comment 4, however, we continue to believe that the legal and operational risks
associated with being based in or having some portion of the company   s
                                                        operations in China
necessitate additional disclosure, consistent with the disclosure you provided previously.
Given your headquarters in China, your operations in China and the fact that you describe
your business as a brand management partner in China, we believe that additional
disclosure in your Summary is required. Please revise to include disclosure about your
organizational structure, permissions and approvals for business operations in the PRC, and transfers
of cash to and from your subsidiaries, consistent with the Sample
                                                        Letter to China-Based
Companies located at our web-site.
 Stephen Jian Zhu
Able View Global Inc.
January 8, 2024
Page 2
Risks Related to Ownership of Able View's Securities
Current or future sales or perceived sales of substantial amounts of our securities in the public market could have a material..., page 49

2. We note your response to comment 6 and reissue in part. To illustrate the risk of the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price, please disclose the percentage that these shares currently represent of the total number of shares outstanding. We note that you have included the holdings of Misters Wenming Mu, Jing Tang and Jun Wang, but not Yi Wang and Zhifan
       Zhou. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
General

3. We note your response to comment 9 and reissue in part. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.
       Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any other questions.



                                                              Sincerely,
FirstName LastNameStephen Jian Zhu
                                                              Division of
Corporation Finance
Comapany NameAble View Global Inc.
                                                              Office of Trade &
Services
January 8, 2024 Page 2
cc:       Elizabeth Chen
FirstName LastName